March 6, 2019

Keith Wong
Chief Executive Officer
Live Inc.
315 Montgomery Street
9th Floor
San Francisco, CA 94104

       Re: Live Inc.
           Registration Statement on Form S-1
           Filed March 5, 2019
           File No. 333-230070

Dear Mr. Wong:

       We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement of Form S-1

General

1. It appears that your filing does not comply with the requirements of the Securities Act of
       1933, the rules and regulations under the Act and the requirements of the form.
       Specifically, your financial statements do not meet the updating requirements of Rule 8-08 of Regulation S-X. Please revise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
 Keith Wong
Live Inc.
March 6, 2019
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kathleen Collins, Accounting Branch Chief at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Legal Branch Chief at 202-551-3453 with any other questions.



                                                             Sincerely,

FirstName LastNameKeith Wong                                 Division of
Corporation Finance
                                                             Office of
Information Technologies
Comapany NameLive Inc.
                                                             and Services
March 6, 2019 Page 2
cc:       Daniel H Luciano
FirstName LastName